SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

-	Press Release dated March 28, 2007;
-	Analyst Presentation dated March 28, 2007 – 2006 Results/2007-2011 Plan

Press Release
Enel: the Board approves 2006 results
•	Revenues: 38,513 million euros (33,787 million euros in 2005, +14.0%).
•	Ebitda: 8,019 million euros (7,745 million euros in 2005, +3.5%); net of a provision of about 400 million euros for an operating excellence plan, in 2006 Ebitda rose by 8.7% compared with 2005.
•	Ebit: 5,819 million euros (5,538 million euros in 2005, +5.1%)
•	Group net income: 3,036 million euros (3,895 million euros in 2005, -22.1%); net of Wind and Terna contribution, 2006 Group net income grew 1.4% compared to 2005.
•	Net financial debt: 11,690 million euros (12,312 million euros at 31 December 2005, -5.1%).
•	Total dividend proposed for the full year 2006 of 0.49 euros per share (of which 0,20 euros per share already paid out as interim dividend in November 2006).
•	Guidelines for the stock option plan for 2007 approved.
This press release uses a number of “alternative performance indicators” not envisaged in the IFRS-EU accounting principles (EBITDA, financial debt, net capital employed and return on capital employed). In accordance with recommendation CESR/05-178b published on November 3, 2005, the criteria used to calculate these indicators are described in the attachments.
Rome, March 28, 2007 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, approved the results for 2006 yesterday evening.
Consolidated financial highlights (millions of euros):

	2006	2005	Change
Revenues	38,513	33,787	+14.0%
Ebitda	8,019	7,745	+3.5%
Ebit	5,819	5,538	+5.1%
Group net income	3,036	3,895	-22.1%
Group net income excluding Wind and Terna	2,780	2,742	+1.4%

Net financial debt at December 31	11,690	12,312	-5.1%

Fulvio Conti, CEO of Enel, remarked: “The excellent results achieved in 2006 confirm the validity of our strategy to pursue international growth and constantly improve operational management, encouraging us to press ahead with our vision. The strong performance posted during the year enables us to propose a total dividend for 2006 of 0.49 euros per share to the Shareholders’ Meeting. In 2007 we expect further improvement in the operating results compared to 2006. Our entry into Endesa’s share capital and the agreement signed with Acciona for the joint management of Endesa will further strengthen our international growth.
OPERATIONAL HIGHLIGHTS
Electricity and gas sales
The Enel Group’s sales to final customers on the free and regulated markets in 2006 came to 159.9 TWh, of which 142.7 TWh was in Italy and 17.2 TWh abroad.
In Italy, total sales to final customers declined by 3.7%. In particular, sales on the regulated market dipped from 129.7 TWh in 2005 to 120.4 TWh in 2006 (-7.2%), due to greater market liberalisation. By contrast, electricity sales on the free market rose from 18.5 TWh in 2005 to 22.3 TWh in 2006 (+ 20.5%).
Enel’s electricity sales abroad more than doubled, rising from 8.1 TWh in 2005 to 17.2 TWh last year (+112.3%) as a result of the acquisition of the Russian company RusEnergosbyt and the different period of consolidation in the two years for the Romanian companies Enel Electrica Banat and Enel Electrica Dobrogea.
In the gas market, Enel continued its strategy in Italy focused on offers for small and medium-sized customers (so-called retail customers, with consumption of less than 200,000 cubic meters per year). This strategy helped increase the customer base by 8.8% (2,331,051 at end 2006) despite a decline in volumes sold from 5.1 billion cubic metres in 2005 to 4.5 billion cubic metres in 2006.
Power generation
The Enel Group’s net generation came to 131.4 TWh in 2006, of which 103.9 TWh was in Italy and 27.5 TWh abroad.
In Italy, Enel’s power plants generated 103.9 TWh in 2006 (of which 28.9% from renewable sources), from the 112.1 TWh registered in 2005 (-7.3%). The decline was mainly due to the effects of the decree of the Ministry for Productive Activities (now the Ministry for Economic Development) related to the gas emergency, which amended certain operating conditions at thermal plants, as well as the entry of new competitors in the market. Thermal generation decreased by nearly 8 TWh and hydroelectric generation by 408 GWh, which was only partially offset by higher geothermal generation (up 183 GWh) and wind generation (up 30 GWh).

Net generation by Enel power plants abroad doubled from 13.6 TWh in 2005 to 27.5 TWh in 2006. The increase was mainly attributable to the consolidation of Slovenské elektrárne and Enel Panama which was partially offset by lower output in Spain.
Of total net generation by Enel power plants abroad, 38.9% came from nuclear plants, 26.1% from renewables (hydro, wind, geothermal and biomass) and 35% from thermal generation.
Distribution of electricity and gas
The electricity distributed by the Enel Group amounted to 267.6 TWh, of which 255.0 TWh in Italy and 12.6 TWh abroad.
The volume of electricity distributed by Enel in Italy rose by 2.2%, from 249.5 TWh in 2005 to 255 TWh in 2006, in line with trends in domestic electricity demand.
Electricity distributed abroad rose from 9.7 TWh in 2005 to 12.6 TWh in 2006 (+ 29.9%), mainly due to the different period of consolidation of the Romanian companies in the two years compared.
Gas transported in Italy in 2006 totalled 3.7 billion cubic metres, down 0.3 billion cubic metres, from the previous year (-7.5%), as a result of the “gas emergency plan” mentioned above and unfavourable weather conditions in the last part of 2006.
FINANCIAL HIGHLIGHTS
Consolidated results for 2006
Revenues amounted to 38,513 million euros in 2006, up 14.0% on 2005 (33,787 million euros). The increase is mainly due to higher revenues from international trading, generation and distribution activities.
Ebitda totalled 8,019 million euros on the 7,745 million euros registered in 2005, up 274 million euros (+ 3.5%) mainly attributable to the growth registered by the International Division. Ebitda for 2006 includes a provision of about 400 million euros in respect of an operating excellence plan that, among other things, is already generating substantial savings in 2007.
Ebit came to 5,819 million euros in 2006, up 281 million euros on 2005 (+ 5.1%). This increase includes 263 million euros attributable to the income generated by the equity exchange transaction related to Wind – Weather.
Group net income amounted to 3,036 million euros in 2006, compared with 3,895 million euros in 2005, which included (under discontinued operations) the gain of 1,153 million euros on the disposal of 43.85% of Terna. Excluding this gain from the 2005 net income and excluding the income generated by the equity exchange transaction related to Wind – Weather in 2006, Group net income increased by 1.4%.

The consolidated balance sheet at December 31, 2006 showed total shareholders’ equity of 19,025 million euros (19,416 million euros at the end of 2005) and net financial debt of 11,690 million euros (12,312 million euros at the end of 2005). Net financial debt at December 31, 2006 declined of 622 million euros and reflects the acquisition of 66% of Slovenské Elektrárne and the consolidation of its debt as well as the sale of the 26.1% holding in Weather. The debt-equity ratio at the end of 2006 was 0.61, compared with 0.63 at the end of 2005.
Capital expenditure on tangible and intangible assets amounted to 2,963 million euros in 2006, up 4.7% on the 2,829 million euros posted in 2005.
Group employees at the end of 2006 numbered 58,548 (51,778 at end-2005). The increase is essentially due to the acquisition of companies abroad. At December 31, 2006, the Group’s foreign companies had 13,958 employees.
STRATEGY AND OBJECTIVES
In order to confirm its role as a major European player in the production and distribution of electricity and natural gas, Enel has set four priorities:
•	maintaining its leadership in Italy in an increasingly liberalised market;
•	enhancing customer service by continuing to invest in quality and efficiency;
•	expanding Enel’s position in renewable resources in Europe and around the world, both organically and through acquisitions;
•	confirming its leadership in innovation, with a specific focus on the environmental impact of power generation and distribution.
The targets for 2007 as set out in the previous plan were largely achieved in 2006: annual average growth in Ebitda was 3.5% in 2006, compared with the target of at least 3%; the percentage of Ebitda generated by international operations came to 11.4% at December 31, 2006, compared with the target of at least 10%; the average return on capital employed was 18.6% in 2006, compared with the target of 17% for 2007. On the basis of these results, Enel’s new targets to be achieved are:
•	Annual reduction of operating expenses by 400 million euros (in the period 2005-2008)
•	Ebitda average annual growth of 6% (in the period 2006-2008)[1];
•	Payment of a total annual dividend not less than 0.49 euros per share (for the years 2007 and 2008).

[1]	Excluding the impact of the new regulatory cycle on distribution and sales rates.

RECENT KEY EVENTS
November 2006
•	Agreement with the Algerian company Sonatrach for the supply of 2 billion cubic metres of natural gas to be transported to Italy through the future GALSI gas pipeline.
December 2006
•	Partnership agreement with Enka, the leading Turkish construction company for the joint participation in the tender for the first three electricity distribution companies to be privatised by the Turkish government.
•	Acquisition of 195 wind generators with a capacity of 166 MW for installation in wind plants in Italy: estimated value of contract about 138 million euros.
•	Announcement of an investment plan of 4.1 billion euros during the period 2007-2011 for new plants operating with renewables and for research into and development of new environmentally friendly technologies.
•	Completed the exit from the telecoms market with the sale of the 26.1% stake in Weather to the group headed by the Egyptian businessman Naguib Sawiris. The consideration agreed amounts to 1,962 million euros, of which 1,000 million euros already paid at the closing date, while the remaining 962 million euros will be paid in 18 months after such date.
January 2007
•	Agreements for the construction of wind plants in the United States and Canada with a maximum capacity of 277 MW.
February 2007
•	Increase in the stake in the Panamanian hydro generation company EGE Fortuna from 24.5% to 49%. The company has a capacity of 300 MW and generates about 1,600 GWh per year.
•	Acquisition of 9.99% of Endesa, Spain’s leading electricity generator and distributor with a strong international footprint, and finalization of share swap transactions whose underlying security is represented by a further 14.99% of the company’s share capital.
March 2007
•	Agreement with RosAtom on the development of the electricity system and nuclear power generation in Russia and Central and Eastern Europe.
•	Acquisition of AMP Resources for one operational geothermal project and four projects at an advanced development stage in North America for a capacity of about 150 MW.
•	Partnership agreement with Duferco for the development of a project to build a combined-cycle gas plant with a capacity of about 420 MW and a power plant with a capacity of about 65 MW that reuses gases produced in the steel manufacturing process at the Marcinelle industrial site.

•	Agreement with Acciona Group for the development of a project for the joint management of Endesa, subject to E.On not acquiring more than 50% of Endesa’s share capital.

•	Memorandum of Intent with ENEA to make the “Archimede” Project operational, which when finalized will create the first worldwide integration between a combined cycle and a thermodynamic solar plant.
OUTLOOK
In an increasingly competitive environment and with ever greater attention to environmental issues, in 2007 Enel intends to improve upon the excellent results achieved last year.
In the domestic market, Enel has already developed its strategy for the liberalization of the retail market and is taking steps to consolidate its position with targeted service plans for customers in the free market.
In addition, in line with the goal of strengthening its leadership position in renewables, Enel’s Environment Project sets out its investment plans and initiatives to promote research and development in this sector, as well as offering new products and services to encourage the environmentally friendly use of energy by customers.
As regards efficiency, Enel has implemented initiatives to achieve operational excellence through its Project Zenith, which involves all Divisions and is expected to begin generating significant cost savings starting this year.
The important agreement signed with Acciona for the joint management of Endesa significantly strengthens Enel’s international development plan and will enable further improvement in and integration of the efficiency of the international assets acquired by Enel.
All the initiatives launched and all the activities foreseen across various sectors, as well as the growth in international activities, will have a positive impact also in 2007, the operating results for which are expected to improve even further.
2006 RESULTS OF THE PARENT COMPANY
The Parent Company, Enel S.p.A. is the industrial holding company setting the strategic objectives at Group level and coordinates the activities of the subsidiaries.
From January 1, 2007, the Parent company has adopted international financial accounting measures (IFRS/IAS) in line with those already in use for drafting the consolidated balance sheet.

Results (millions of euros):

	2006	2005	Change
Revenues	1,186	1,105	+ 7.3%
Ebitda	186	20	—
Income from equity exchange transaction and the sale of significant equity investments	190	1,487	—
Ebit	351	1,312	—
Income from equity investments	3,074	1,563	+ 96.7%
Net income	3,347	2,695	+ 24.2%

Net financial debt at December 31	989	2,805	- 64.7%

Revenues came to 1,186 million euros in 2006, up 81 million euros compared with 2005 (+ 7.3%). The increase is primarily attributable to the rise in average unit prices on the sale of electricity as volumes were broadly unchanged.
Ebitda in 2006 amounted to 186 million euros, an increase of 166 million euros on 2005 (20 million euros) that is mainly attributable to the improvement in the margin on electricity sales, the reduction in operating expenses and the gain resulting from the fair value measurement of the Terna bonus shares, the rights to which were exercised in January 2006.
Income from equity exchange transaction and the sale of significant equity investments (190 million euros) essentially relates to the effects of the exchange of 30.97% of Wind for 20.9% of Weather, which generated a gain of 146 million euros.
The 1,487 million euros recognised in 2005 regard the gain on the disposal of shares in Terna (carried out in two tranches of 13.86% and 29.99%, for an amount equal to 444 million euros and 1,043 million euros respectively).
Ebit came to 351 million euros, a decrease of 961 million euros over the previous year (1,312 million euros). Excluding “the income from the equity exchange and the sale of significant equity investments” both in 2006 and 2005, the change was a positive 336 million euros, mainly attributable to the improvement in Ebitda and lower provisions and impairment losses recognised in 2006.
Income from equity investments refers to dividends paid by subsidiaries in respect to their 2005 profits totalling 3,060 million euros and 14 million euros from other associates.
Net income amounted to 3,347 million euros, up 652 million euros from 2005 (2,695 million euros).
Net financial debt at December 31, 2006 came to 989 million euros, compared with 2,805 million euros in 2005. The decline of 1,816 million euros is primarily attributable to the sale of the investment in Weather on December 21, 2006, with the receipt on that date of 1,000 million euros, as well as the recognition of a financial receivable from the buyer in the amount of 962 million euros maturing 18 months from the sale date.
Shareholders’ equity at the end of 2006 was equal to 14,600 million euros (15,025 million euros at December 31, 2005). The decrease of 425 million euros reflects the difference between dividends distributed (2,715 million euros as the balance on 2005 dividends and 1,235 million euros as an interim dividend for 2006), net income for 2006 (3,347 million euros) and the increase in reserves from the measurement of financial instruments and the stock option reserve (a total of 178 million euros).
STOCK OPTION PLAN FOR 2007
The Board of Directors, acting on the proposal of the remuneration Committee, has adopted guidelines for the stock option plan for the year 2007, whose approval will be submitted to the Shareholders’ Meeting.
The plan is intended to give the Company and the Group a means to foster management motivation and loyalty, in line with equity incentive plans widely adopted at the international level and, like other major Italian listed companies, already used by Enel in previous years.
The plan envisages that about 410 Company and Group executives, who will be designated by the Board of Directors, will be granted a total of 27,920,000 personal and non-transferable (except in the event of succession) rights (the options) to subscribe a corresponding number of newly issued Enel ordinary shares.
As for the 2006 stock option plan, the exercise of the options will be subordinated to the joint achievement of two long-term performance targets aimed at determining the convergence between the interests of the shareholders and those of the management, since those targets will also refer to the stock performance compared to market parameters. The first condition is met if the consolidated cumulated EBITDA target, calculated on the basis of the figures indicated in the budget of the reference years, is exceeded. The second target refers to the stock performance achieved on financial markets and requires that Enel share price on the Italian market outperforms, from a total shareholders’ return perspective, a specific benchmark index (50% MIBTEL and 50% Bloomberg World Electric Index).
The plan envisages that the options – once the above mentioned performance targets are met – may be exercised in subsequent tranches starting from 2009 for periods thereafter up to 2011 and until the expiry date of the plan itself, which is December 31, 2013.
The strike price of the options will be set according to the stock market price of Enel shares recorded on January 2, 2007. Payment of the strike price will be charged entirely to the beneficiaries of the plan, as the plan does not provide for any facilitated terms in this respect. Among the executives benefiting from this plan, Enel’s Chief Executive Officer will also be included, in his role of General Director, to whom would be assigned 1,500,000 options.
SHAREHOLDERS’ MEETING AND DIVIDENDS
The Board of Directors will recommend that the Shareholders’ Meeting, convened for 23 May 2007 at the first call and 25 May 2007 at the second call for the approval of the statutory financial statements and the presentation of the consolidated financial statements for 2006, approve the payment of a total dividend for 2006 of 0.49 euros per share. It should be noted

that on September 6, 2006 the Board of Directors approved the distribution of an interim dividend of 0.20 euros per share, which was paid on November 23, 2006, with an ex dividend date of November 20, 2006. The Board has proposed June 18, 2007 as the ex-dividend date and June 21, 2007 as the payment date for the balance dividend of 0.29 euros per share. The dividend will be paid out exclusively from Enel S.p.A.’s 2006 net income, which amounts to 3,347 million euros (of which 1,235 million euros have already been paid out as an interim dividend).
The Shareholders’ Meeting has also been called to resolve on the election of the Board of Statutory Auditors which has reached the end of its mandate, and on the extension of the External Auditor KPMG S.p.A.’s mandate for years 2008, 2009 and 2010, according to the provisions of the recently enacted “corrective” Decree on the Law on the protection of Savings. Furthermore, the Shareholders’ Meeting has been called to approve the stock option plan for 2007.
The Board of Directors may add items to the Shareholders’ Meeting agenda following the discussion at its next meeting.
BOND ISSUES AND MATURING BONDS
In 2006, the Parent Company issued two new tranches of a bond in a private placement with a leading Italian insurance company for a total amount of 97 million euros.
In the period from January 1, 2007 to June 30, 2008 bonds totalling some 67 million euros, all issued by the Parent Company, are scheduled to mature.
At 9:30 a.m. today, March 28, 2007, at Old Billingsgate Market, 1 Old Billingsgate Walk, London, the results for 2006 and the new business plan targets will be presented to financial analysts and institutional investors. The presentation will be followed by a press conference. The event will be transmitted in real time on Enel’s website www.enel.it.
Once the presentation has begun, support materials will be available on the website in the Investor Relations section.
The income statement, balance sheet and cash flow statement of the Enel Group and the corresponding statements of the Parent Company Enel S.p.A. are attached below. These statements and related notes (regarding 2006 results) have been delivered to the Board of Statutory Auditors and the External Auditors for their evaluation. A short description of the Group’s “alternative performance indicators” is also attached.
The results of the Divisions follow.
*****
Domestic Sales Division

Results (millions of euros):

	2006	2005	Change
Revenues	21,108	19,487	+8.3%
Ebitda	175	152	+15.1%
Ebit	2	12	- 83.3%

Capital expenditure	56	53	+5.7%

Revenues in the Domestic Sales Division amounted to 21,108 million euros in 2006, up 1,621 million euros (or +8.3%) over 2005, mainly due to the increase in revenues from the sale on the regulated and free markets and from transport on the free market.
Ebitda amounted to 175 million euros, increasing by 23 million euros compared with 2005 (+15.1%). This rise is attributable to the increase in sales of electricity (up 71 million euros), which more than offset the decline in gas margin of 48 million euros.
Ebit came to 2 million euros, declining by 10 million euros from 2005, after depreciation, amortization and impairment losses for an amount of 173 million euros in 2006 (140 million euros in 2005).
Domestic Generation and Energy Management
Results (millions of euros):

	2006	2005	Change
Revenues	15,661	12,995	+20.5%
Ebitda	3,149	3,407	-7.6%
Ebit	2,197	2,398	- 8.4%

Capital expenditure	897	798	+12.4%

Revenues from the Domestic Generation and Energy Management Division amounted to 15,661 million euros in 2006, up 2,666 million euros from 2005 (+20.5%), mainly due to increased revenues from international trading, greater sales to domestic resellers and higher sales to other Group Divisions.
Ebitda came to 3,149 million euros, down 258 million euros from 2005 (-7.6%). The reduction is essentially attributable to the lower contribution of prior-year items, as well as the effects of the fair value measurement of contracts for differences with the Single Buyer and charges for early retirement incentives. These changes were partially offset by an improvement in the generation margin despite the reduction in the volumes generated.
Ebit came to 2,197 million euros, down 201 million euros from 2005 (- 8.4%) The decline in Ebitda mentioned above was partially offset by the benefits resulting from the 57 million euros decrease in provisions for impairment losses.

Domestic Infrastructure and Networks
Results (millions of euros):

	2006	2005	Change
Revenues	5,707	5,532	+3.2%
Ebitda	3,418	3,398	+0.6%
Ebit	2,589	2,628	-1.5%

Capital expenditure	1,459	1,570	-7.1%

Revenues from the Domestic Infrastructure and Networks Division totalled 5,707 million euros in 2006, an increase of 175 million euros compared with 2005 (+ 3.2%), essentially due to a rise in revenues from electricity transport, which reflects the greater volumes of electricity transported, and increased bonuses for service continuity awarded by the Authority for Electricity and Gas.
Ebitda came to 3,418 million euros, an increase of 20 million euros on 2005 (+0.6%). The result was largely due to the improvement in the Ebitda of the electricity distribution activities (50 million euros), which more than offset the decline in the Ebitda of the gas distribution activities (30 million euros).
Ebit amounted to 2,589 million euros with a decline of 39 million euros compared with 2005 (-1.5%) including depreciation, amortization and impairment losses of 829 million euros (770 million euros in 2005).
International Division
Results (millions of euros):

	2006	2005	Change
Revenues	3,068	1,858	+65.1%
Ebitda	918	485	+89.3%
Ebit	519	307	+69.1%

Capital expenditure	467	299	+56.2%

Revenues from the International Division increased by 1,210 million euros (+ 65.1%) to 3,068 million euros in 2006. The increase is essentially attributable to the consolidation of Slovenské elektrárne and RusEnergoSbyt in the second quarter of 2006.
Ebitda reached 918 million euros, an increase of 433 million euros (+ 89.3%) over 2005, mainly due to the aforesaid change in the scope of consolidation and the different period of consolidation of the Romanian subsidiaries.
Ebit came to 519 million euros, an increase of 212 million euros (+ 69.1%) compared with 2005, essentially attributable to the consolidation of the companies acquired during 2006.

Services and Other Activities
Results (millions of euros ):

	2006	2005	Change
Revenues	1,161	1,741	-33.3%
Ebitda	179	315	-43.2%
Ebit	86	219	-60.7%

Capital expenditure	71	98	-27.6%

For the purposes of comparison, it should be noted that on April 1, 2005, Enel Ape (now Enel Servizi) acquired the “Accounting” units of the Parent Company, Enel Distribuzione and Enel Produzione, and on July 1, 2005 the Group companies transferred their “Services” units to Enel Servizi. In addition, the Enelpower unit involved in engineering and construction activities for Group power plants was acquired by Enel Produzione on January 1 2006.
Revenues from Services and Other Activities area came to 1,161 million euros in 2006, compared with 1,741 million euros in 2005. This decline of 580 million euros (-33.3%) is mainly due to the transfer to Enel Produzione of the engineering and construction unit. The effect of this transfer was partially offset by higher revenues for staff services thanks to the acquisition of these operations in the second and third quarters of 2005.
Ebitda in 2006 came to 179 million euros, down 136 million euros (-43.2%) compared with 2005, largely as the result of the transfer of engineering and construction activities and increased early retirement incentives.
Ebit was 86 million euros in 2006, down 133 million euros compared with 2005.
ALTERNATIVE PERFORMANCE INDICATORS
In this press release some “alternative performance indicators” not part of IFRS/EU accounting measures are used aimed at achieving a better evaluation of the economic and financial management of the company. The meaning of these measures are illustrated below, in line with the CESR/05-178b recommendation published on November 3, 2005.
•	Ebitda represents for Enel an indicator of the operational performance and is calculated as “Operating income” gross of “Depreciation, amortization and impairment losses” and “income from equity exchange of the Wind-Weather transaction”.
•	Net financial debt represents for Enel an indicator of its financial structure and is determined by “Long-term loans”, their current portion, “short-term loans”, less “cash and cash equivalents” and current and non-current financial assets (financial receivables and other securities).
•	Net current assets of the Group is defined as the difference between the “Current assets” and “Current liabilities” excluding: “receivables for factoring advances”, “other securities” and other minor items included under “Current financial assets”, “cash and cash equivalents”, “short-term loans” and the “Current portion of long-term loans”.
•	The Return on capital invested is defined as the relationship between the Operating Income and the Net capital employed.

Consolidated Income Statement

Millions of euros

		2006		2005

			of which with		of which with
			related parties		related parties
Revenues
Revenues from sales and services		37,497	9,795	32,370	9,364
Other revenues		1,016	7	1,417	1
	[Subtotal]	38,513	9,802	33,787	9,365

Income from equity exchange transaction		263		—

Costs
Raw materials and consumables		23,469	14,620	20,633	13,762
Services		3,477	1,285	3,057	1,338
Personnel		3,210		2,762
Depreciation, amortization and impairment losses		2,463		2,207
Other operating expenses		713	45	911	27
Capitalized costs		(989)		(1,049)
	[Subtotal]	32,343	15,950	28,521	15,127

Net income/(charges) from commodity risk management		(614)	(519)	272	289

Operating income		5,819		5,538

Financial income		513	14	230	6
Financial expense		1,160		944
Share of income/(expense) from equity investments accounted for using the equity method		(4)		(30)

Income before taxes		5,168		4,794

Income taxes		2,067		1,934

Income from continuing operations		3,101		2,860

Income from discontinued operations				1,272	693

Net income (shareholders of the Parent Company and minority interests)		3,101		4,132

Attributable to minority interests		65		237

Millions of euros

	2006		2005

		of which with		of which with
		related parties		related parties
Attributable to shareholders of the Parent Company	3,036		3,895

Earnings per share (euro)	0.50		0.67
Diluted earnings per share (euro) (1)	0.50		0.67
Earnings from continuing operations per share	0.50		0.46
Diluted earnings from continuing operations per share(1)	0.50		0.46
Earnings from discontinued operations per share	—		0.21
Diluted earnings from discontinued operations per share(1)	—		0.21

(1)	Calculated on the basis of the average number of ordinary shares in the year (6,169,511,965 in 2006 and 6,142,108,113 in 2005) adjusted for the diluting effect of outstanding stock options (65 million in 2006, 29 million in 2005).

Earnings and diluted earnings per share, calculated on the basis of options exercised to date, do not change with respect to the figures calculated as above.

Consolidated Balance Sheet

Millions of euros

		At Dec. 31, 2006		At Dec. 31, 2005

			of which		of which
			with related		with related
			parties		parties
ASSETS
Non-current assets
Property, plant and equipment		34,846		30,188
Intangible assets		2,982		2,182
Deferred tax assets		1,554		1,778
Equity investments accounted for using the equity method		56		1,797
Non-current financial assets (1)		1,494		836
Other non-current assets		568		975
	[Total]	41,500		37,756

Current assets
Inventories		1,209		884
Trade receivables		7,958	1,935	8,316	2,756
Tax receivables		431		789
Current financial assets (2)		402	10	569	3
Cash and cash equivalents		547		476
Other current assets		2,453	182	1,712
	[Total]	13,000		12,746

TOTAL ASSETS		54,500		50.502

(1)	Of which long term financial receivables for €976 million at December 31, 2006 (€63 million at December 31, 2005) and other securities for €114 million at December 31, 2006.

(2)	Of which short term financial receivables for €251 million at December 31, 2006 (€384 million at December 31, 2005) and other securities for €25 million at December 31, 2006 (€28 million at December 31, 2005).

Millions of euros

		At Dec. 31, 2006		At Dec. 31, 2005

			of which		of which with
			with related		related
			parties		parties
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to the shareholders of the Parent Company
Share capital		6,176		6,157
Other reserves		4,549		4,251
Retained earnings (losses carried forward)		5,934		5,923
Net income (1)		1,801		2,726
	[Total]	18,460		19,057

Equity attributable to minority interests		565		359

TOTAL SHAREHOLDERS’ EQUITY		19,025		19,416

Non-current liabilities
Long-term loans		12,194		10,967
Post-employment and other employee benefits		2,633		2,662
Provisions for risks and charges		4,151		1,267
Deferred tax liabilities		2,504		2,464
Non-current financial liabilities		116		262
Other non-current liabilities		1,044		846
	[Total]	22,642		18,468

Current liabilities
Short-term loans		1,086		1,361
Current portion of long-term loans		323		935
Trade payables		6,188	3,064	6,610	3,799
Income tax payable		189		28
Current financial liabilities		941		294
Other current liabilities		4,106	303	3,390
	[Total]	12,833		12,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,500		50,502

(1)	Net income is reported net of interim dividend equal to €1,235 million for 2006 and €1,169 million for 2005.

Consolidated Statement of Cash Flows

Millions of euros

	2006		2005

		of which		of which
		with related		with related
		parties		parties
Income for the year (shareholders of the Parent Company and minority interests)	3,101		4,132
Adjustments for:
Amortization and impairment losses of intangible assets	193		308
Depreciation and impairment losses of property, plant and equipment	2,160		2,561
Exchange rate gains and losses (including cash and cash equivalents)	(87)		22
Provisions	820		781
Financial (income)/expense	515		808
Income taxes	2,067		2,147
(Gains)/losses and other non-monetary items	(407)		(1,295)
Cash flow from operating activities before changes in net current assets	8,362		9,464

Increase/(decrease) in provisions including post-employment and other employee benefits	(749)		(814)
(Increase)/decrease in inventories	(109)		125	1
(Increase)/decrease in trade receivables	449	531	(1,919)	(1,365)
(Increase)/decrease in financial and non-financial assets/liabilities	776	118	250	(8)
Increase/(decrease) in trade payables	(497)	(542)	1,265	1,182
Interest income and other financial income collected	312	14	202	6
Interest expense and other financial expense paid	(847)		(1,065)
Income taxes paid	(941)		(1,815)
Cash flows from operating activities (a)	6,756		5,693
- of which: discontinued operations			730

Investments in property, plant and equipment	(2,759)		(3,037)
Investments in intangible assets	(204)		(220)
Investments in entities (or business units) less cash and cash equivalents acquired	(1,082)		(524)
Disposals of entities (or business units) less cash and cash equivalents sold	1,518		4,652
(Increase)/decrease in other investing activities	153		221
Cash flows from investing/disinvesting activities (b)	(2,374)		1,092
- of which: discontinued operations			(439)

Financial debt (new borrowing)	1,524		1,759
Financial debt (repayments and other changes)	(1,995)	(7)	(5,283)	12
Dividends paid	(3,959)		(3,472)
Increase in share capital and reserves due to the exercise of stock options	108		339
Capital contributed by minority shareholders	—		3
Cash flows from financing activities (c)	(4,322)		(6,654)
- of which: discontinued operations			(11)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	4		14

Millions of euros

	2006			2005

			of which		of which
			with related		with related
			parties		parties
Increase/(decrease) in cash and cash equivalents (a+b+c+d)	64			145
- of which: discontinued operations				280

Cash and cash equivalents at beginning of the year	508			363
- of which: discontinued operations				133

Cash and cash equivalents at the end of the year	572	(1)		508
- of which: discontinued operations (2)				—

(1)	Of which short-term securities equal to €25 million at December 31, 2006.

(2)	Cash and cash equivalents in respect of discontinued operations at the time of their disposal, equal to €413 million, were deducted from the gain on disposal included in the cash flow from disinvesting activities.

Enel S.p.A. – Income Statement

Millions of euros

		2006		2005

			of which with		of which with
			related parties		related parties
Revenues
Revenues from sales and services		1,114	960	1,079	1,043
Other revenues		72	9	26	12
	[SubTotal]	1,186		1,105
Income from equity exchange transaction and sale of investments		190	43	1,487

Costs

Electricity and consumables		621	29	607
Services		252	91	211	69
Personnel		87		91
Depreciation and impairment losses		25		195
Other operating expenses		40	53	176	17
	[SubTotal]	1,025		1,280

Operating Income		351		1,312

Income from investments		3,074	3,074	1,563	1,542
Financial income		778	455	639	458
Financial expenses		788	214	833	288

Income before taxes		3,415		2,681

Income taxes		68		-14

NET INCOME FOR THE PERIOD		3,347		2,695

Enel S.p.A. – Balance Sheet

Millions of euros

		At Dec. 31, 2006		At Dec. 31, 2005

			of which with		of which with
			related parties		related parties
ASSETS
Non-current assets
Tangibile assets		9		12
Intangible assets		13		14
Deferred tax assets		192		537
Shares and participations		15,634		17,677
Non-current financial assets (1)		2.749	1,772	1,850	1,847
Other non-current assets		27		350
	[Total]	18,624		20,440

Current assets
Trade receivables		263	254	259	234
Tax receivables		200		277
Current financial assets (2)		6,074	6,047	5,677	5,611
Cash and cash equivalent		78		46
Other current assets		615	233	1,076	391
	[Total]	7,230		7,335

TOTAL ASSETS		25,854		27,775

(1)	Of which non-current financing respectively for €2,466 millions at December 31, 2006 and for €1,554 millions at December 31, 2005.

(2)	Of which current financing respectively for €5,708 millions at December 31, 2006 and for €5,396 millions at December 31, 2005.

Millions of euros

		At Dec. 31, 2006		At Dec. 31, 2005

			of which with		of which with
			related parties		related parties
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital		6,176		6,157
Other reserves		4,491		4,331
Retained earnings		1,821		3,010
Net income for the period (1)		2,112		1,526
TOTAL SHAREHOLDERS’ EQUITY		14,600		15,024

Non-current liabilities
Long-term loans		8,165	571	7,155
Post-employment and other employee benefits		430		440
Provision for risks and charges		42		868
Deferred tax liabilities		47		112
Non-current financial liabilities		73		100
	[Total]	8,757		8,675

Current liabilities
Short-term loans		991	549	1,968	1,215

Current portion of long-term loans		85		678
Trade payables		423	101	357	51
Current financial liabilities		350	75	419	32
Other current liabilities		648	222	654	491
	[Total]	2,497		4,076

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,854		27,775

(1)	Net income is reported net of interim dividend equal to €1,235 million for 2006 and €1,169 million for 2005.

Enel S.p.A. — Statement of Cash Flows

Millions of euros	2006		2005

		of which with		of which with
		related parties		related parties
Income for the period	3,347		2,695

Adjustment for:
Depreciation of tangible and intangibile assets	17		13
Exchange rate gain and losses	(7)	0	4	0
Provisions	32		297	183
Dividends received	(3,074)	(3,074)	(1,543)	(1,543)
Financial (Income) / Expenses	17	(241)	190	(170)
Income taxes	68		(14)
(Gain)/Losses and other non monetary items	(215)	(43)	(1,492)
Cash flow from operating activities before changes in net current assets	185		150

Increase/(decrease) in provisions including post-employment and other employee benefits	(97)		(89)
(Increase)/decrease in trade receivables	(3)	(20)	(26)	5
(Increase)/decrease in financial and non-financial assets/liabilities	812	129	(1,784)	291
Increase/decrease in trade payables	66	50	167	7
Interest income and other financial income collected	377	245	387	245
Interest expenses and other financial expenses paid	(548)	(72)	(238)	(244)
Incombe taxes paid (including tax consolidation effects)	(564)		1,375
Cash flow from operating activities (a)	228		(58)

Investments in tangibile and intangibile assets	(13)		(11)
Investment in shares and participations	(1,080)	(1,080)	(1,908)	(1,414)
Sale of shares and participations	2,648	358	1,926	1,336

Cash flow from investing/disinvesting activities (b)	1,555		7

Financial debt-new borrowing	1,081	571	1,088
Financial debt-repayment	(70)		(538)	(406)
Changes in current net financing	(1,993)	(899)	1,028	2,591
Dividends paid	(3,951)		(3,383)
Increase in share capital and reserves due to the excercise of stock options	108		339
Dividends received	3,074	3,074	1,543	1,543
Cash flow from financing activities (c)	(1,751)		77

Increase/(decrease) in cash and cash equivalent (a+b+c)	32		26

Cash and cash equivalent at beginning of the year	46		20

Cash and cash equivalent at the end of the year	78		46

2006 Results 2007-2011 Plan London, 28 March 2007

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Network Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Network Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

Financial highlights Strong financial performance 2006 Results Net of 400&128; mn provisions for operating efficiency program (Zenith project) 2005 includes the 1,153 &128;mn capital gain from Terna disposal and 2006 the 256&128;mn net profit of Wind-Weather transaction

Operational data: Italian market overview 2005 2006 Pumped storage -24.319 -23.648 Net production 290.608 301.726 Import 49.155 44.718 Electricity - Total demand(1) (TWh) 2005 Import Net production Source: Terna - December 2006 electricity statistical data 330.4 337.8 +2.2% Pumped storage consumption 2006 Results 2006

-2.1% Operational data: Italian market overview 2005 2006 Residential & commercial 32.2 30.4 Industrial 21.2 20.6 Thermoelectric 30.6 31.2 Others 2.2 2.2 Gas - Total market sales (bcm) 2005 Others Industrial 86.2 84.4 2006 Results 2006 Thermoelectric Residential & Commercial Source: Ministry of the Economic Development and Enel enstimates

2005 2006 2005 2006 Free market customers 39000 297462 2005 2006 Enel free 18.484 22.267 Other free 117.026 127.999 80 80 Enel regulated 129.676 120.387 Other regulated 44.631 45.528 Operational data: Enel's domestic market division (1/2) Excluding losses on the grid. Data relating to other operators are Enel's estimates Including Dual Energy Electricity - Total market sales(1) (TWh) Enel 309.8 316.2 +2.1% -7.2% +20.5% +9.4% +2.0% Electricity - Enel's free market customers (thousand) 39.0 297.5 Regulated market Enel Free market 2006 Results 2005 2006 (2) Others Others

Operational data: Enel's domestic market division (2/2) 2005 2006 Enel 5.089 4.545 others Gas - Total volumes sold (bcm) 5.1 4.5 -11.8% 2005 2006 clienti gas 2142.994 2331.051 Gas - Enel customers (thousand) 2,143 2,331 +8.8% 2006 Results 2005 2006 2005 2006

2005 2006 Volumi distribuiti 249.573 255.038 249.6 Operational data: Enel's domestic I&N division Electricity - Volumes distributed (TWh) Electricity - End users (thousand) 2005(1) 2006 255.0 +2.2% 2005 2006 end users 29800 30412 29,800 2005 2006 30,412 +2.1% Gas - End users (thousand) 2005 2006 Volumi distribuiti 1.984 2.023 1,984 2,023 +2.0% Net of 1.5TWh of energy dispatched in 2004 2006 Results 2005 2006 2005 2006 Volumi distribuiti 39460 36640 3.9 Gas - Volumes distributed (bcm) 3.7 -5.1% 2005 2006

Operational data: Group total production 2006 Results 2005 2006 Hydro 0.221 0.232 Other renewables 0.054 0.052 Nuclear 0 0.081 Coal 0.304 0.284 Gas CCGT 0.176 0.148 Oil&gas OCGT/ST 0.244 0.203 Oil & Gas ST/OCGT Gas CCGT Coal Hydro Other renewables 125.7 (TWh) 131.4 (TWh) 2005 2006 Nuclear Back to volumes growth +4.5% 31% 29%

2005 2006 Sales 8093 17153 Electricity sold to final customers (TWh) Electricity distributed to end users (TWh) 17.2 2005 2006 Volumi distribuiti 9651 12570 12.6 Operational data: Enel's international activities +112.3% +29.9% 2006 Results 2005 2006 2005 2006 8.1 9.7

2005 Market GEM I&N International Other 2006 0 7745 7510 7510 7530 7963 0 Other 303 23 258 20 433 56 359 Internazionale 485 918 I&N 3398 3418 GEM 3407 3149 Market 152 175 EBITDA evolution (&128;mn) 2005 2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market Inter- national 7,745 +23 -258 +20 +433 +56 8,019 Including intercompany adjustments Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market International +274 2006 Results International activities boost growth

2005 Electricity Gas Zenith Non-recurring 2006 0 152 132 92 92 0 Market 152 40 60 40 83 175 2005 2006 175 152 Electricity EBITDA evolution: domestic market division (&128;mn) -60 +83 Gas +23 Non- recurring 2006 Results +40 -40 Zenith project

EBITDA evolution: domestic G&EM division (&128;mn) 2005 margine Fari value Zenith non recurring 2006 0 3407 3406 3304 3149 0 GEM 3407 208 209 102 155 3149 2005 2006 Generation margin Non recurring Fair value bilateral contracts with SB -258 3,149 3,407 +145 -146 -155 2006 Results Zenith project -102

9M05 Electricity Gas Zenith Non-recurring 9M06 0 3398 3640 3424 3418 0 I&N 3398 268 26 216 11 3418 EBITDA evolution: domestic I&N division (&128;mn) 2005 2006 Electricity Non recurring Gas 3,418 3,398 +268 -26 +20 -6 2006 Results Zenith project -216

9M05 Iberia Slovakia Romania Bulgaria Americas Russia 9M06 0 436 436 825 845 878 913 0 Iberia 284 49 389 19 33 36 6 235 Slovakia 0 389 Romania 83 102 Bulgaria 45 78 Americas 72 107 Russia 1 7 EBITDA evolution: international division (&128;mn) 2005 2006 Iberia Slovakia Romania Bulgaria Americas Iberia Slovakia Romania Bulgaria Americas Iberia Bulgaria Americas Romania 918 485 -49 +389 +19 +433 +33 +35 2006 Results Russia Russia Russia +6

9M05 Import non recurring Zenith 9M06 0 303 341 338 338 0 Other 303 38 38 41 21 359 2005 2006 359 303 Import EBITDA evolution: services & holding (&128;mn)(1) +38 +38 +22 Non- recurring Other +56 Including intercompany adjustments 2006 Results -42 Zenith project

12/31/2005 Gestione corrente Capex Operazioni straordinarie Interessi Tasse Dividendi 9/30/2006 0 -4026 -4026 -6256 -6256 -6791 -7732 0 Debito Enel -12312 -8279 -2963 -741 -535 -941 -3959 -11690 2005 Cash flow from operations Extra- ordinary activities Net financial charges 2006 Taxes Dividends Capex +8,279 +741 -12,312 Net debt evolution (&128;mn) -2,963 -535 -941 -3,959 -11,690 +622 2006 Results High releverage potential

Dividend (&128;c/share) 2006 Results A sound and high-yield investment 2005 2006 GEM 44 49 On results 2005 2006 11.4% (1) (1) Excluding dividend paid out from capital gain on Terna disposal

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Network Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

2005 2006 2008 2011 Libero 135 150 226 278 Vincolato 153 145 81 46 Autoconsumo 42 43 43 45 Perdite di rete 2005 2006 2008 2011 Self consumption and Losses Captive market Free market Potential free market 233 307 330 338 350 369 2005-2011 electricity free market evolution (TWh) Domestic Market Strong potential for growth in the eligible market Key market drivers Full market opening in 2007 New power generation Capability to reach and manage large masses of customers 325 +1.9%

Captive Market 136 295 62 136 0.7 34.344 Electricity Consumption (TWh) Number of customers (mn) 43 Self consumption and Losses ~49% 83 35.4 150 Eligible Market Free Market 7.3 27.4 Captive Market Eligible Market Free Market ~98% Italian electricity market in 2006 Domestic Market

30.4 53.2 31.0 32.0 53.8 55.4 Residential market Industrial market 20.6 20.9 21.5 2006 2008 2011 1.9 1.9 2.2 Excluding gas burnt in thermal generation Other uses 2006-2011 Gas market evolution(1) (bcm) Source: Ministry of the Economic Development and Enel estimates Domestic Market

2006 2008 2010 Industrial 11.1 13 15 12.2 43.5 82.8 Enel's targets in 2011 2005 2008 2010 Industrial 3 6.1 7.5 2006 2008 2011 4.5 6.1 8.5 Gas (bcm) Expected market share: 15.3% 2006 2008 2011 23.3 56.5 97.8 Electricity free market (1) (TWh) Expected market share: 32% 2006 2008 2011 Expected market share: 84% Selection of market segment consistent with strategy in power market Dual energy offer sustains customer retention Volume decline in line with Enel's increase on the free market Strong increase in SME and residential market Reduced sales to Single Buyer Excellence in quality service retail & large energy intensive Electricity regulated market (TWh) 2005 2008 2010 Industrial 151 81 64 120 69 40 Technical losses are included Selective growth of Customer Base Domestic Market

Residential Micro & medium businesses (<1GWh/year) Large businesses ((1-100GWh/ year) Energy intensive (>100GWh/ year) Enel's domestic targets in 2011: electricity free market (1) Targeting 13mn customers 2006 2008 2011 23.3 56.5 97.8 Strong penetration in SME and residential segments Technical losses are included 2006 2008 2009 2011 Industrial 11.1 13 15 8.9 11.7 12 3.3 27.7 48.3 7 22.5 13.0 6.6 0.6 Free and dual fuel energy customers (mn) TWh Domestic Market

Enel Forward selling- 2006-2009 - Free Market (1) 2007 2008 2009 2006 Business and Microbusiness 39.7 34.6 30.6 22.9 Final sales 11.1 Industrial Customers Industrial & Large Customer 19.1 19.8 18.6 0.9 Technical losses are included: ~8%; 3.3 3.7 8.5 9.5 (TWh) Domestic Market

Cost-to-serve and dual energy evolution Dual energy customers 2007 2008 2009 2011 79 35 27 24.5 Other 0.7 1.9 3.2 3.8 Strong focus on cost-to-serve reduction 2007 2008 2009 2011 Dual Energy Customers (mn) Cost to serve (&128;/customer) Domestic Market

2006 Results Luigi Ferraris 2006-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Network Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

CIF ARA (Rotterdam) Fuel price scenario Domestic Generation & Energy Management Brent ($/bbl) 4q2006 jan-feb 07 Brent 59.7 55.2 60 2011 Brent 54 56 54 Long-term (2011) 4Q06 Jan-Feb 07 Brent 67.4 68.8 Coal(1) ($/ton) 69 67 2011 Brent 52.8 53 Long-term (2011) Jan-Feb 2007 4Q2006 Jan-Feb 2007 4Q2006

Renewables Coal Gas Oil & Others 2006 0.19 0.12 0.52 0.17 Market scenario Italian wholesale electricity price driven by gas Further new CCGT Capacity (GW) 2006 2007 2008-09 under construction 2.7 3.5 5.8 6.3 10.2 Others 2.66 2.3 3.9 8.9 Enel 0.8 0.8 0.5 0.5 1.9 1.9 3.2 Repowering Greenfield Italian energy mix (1) (2006) (1) Enel's estimates Domestic Generation & Energy Management

CO2 Emission Trading Scheme: trial period Enel Shortage (Mton) 2005-06 already hedged through EUAs acquired on the market 2007 expected shortage, already largely hedged 2005 2005 2006 Cumulated shortage 2005-06 Est 8 10.1 21.5 Ovest 8 11.4 19.4 Nord 2.1 2.1 0.7 0.7 2.8 Domestic G&EM International Domestic Generation & Energy Management

(1) &128; MWh (2) Based on 2007 fuel costs: Brent 62$/bbl, API2 Coal 68/ton, &128;/$ 1.32 CO2 Emission Trading Scheme: 2008-12 New coal New CCGT Co2 22 48 Fuel cost 15 7 Coal CCGT 37 55 Fuel cost (2) CO2 NAP 2: Italy's Draft Based on 2005 production Best Available Technology benchmark differentiated by fuel Coal Allowances partially sold CERs 25% limit Sourcing initiatives 43 ERPAs signed for a global potential amount of 16 Mtons/yrs (Single digit price) Further initiatives under negotiation Variable costs (1) @CO2 = 20&128;/ton No major impact on Enel's strategy Domestic Generation & Energy Management &128;MWh

Porto Empedocle TTPC TAG GALSI Gas supply development Pipeline/LNG projects of interest to Enel Other pipeline/LNG projects Achievements 1 bn additional imported in TTPC from 2008 2 bn additional imported in GALSI expected by 2011 Further developments in progress Porto Empedocle LNG terminal Growing LNG portfolio Other on-going developments to support our international growth Pursuing upstream integration in the gas/LNG value chain Domestic Generation & Energy Management

2002 2006 Target Renewables 0.24 0.29 0.3 Coal 0.22 0.27 0.5 Gas CCGT 0.09 0.19 0.2 Oil&gas OCGT/ST 0.45 0.25 0.01 Torre Nord on track for 2008 start up Porto Tolle: regional EIA(1) obtained national EIA(1) submitted and Commission on-side visit completed Environmental Impact Assessment Enel's Production Mix Re-powering plan 2006 2002 Target Highly efficient CCGTs 11 in operation 1 under construction Coal re-powering Oil & Gas ST/OCGT Gas CCGT Coal Renewables Environmental improvements (coal) Brindisi Fusina Domestic Generation & Energy Management

Coal supply and logistics Supporting coal strategy Domestic Generation & Energy Management 50% of next years volumes already secured through mid-term contracts Diversified portfolio 8 vessels contracted on a long-term basis Other ongoing negotiations to hedge at least 50% of projected coal needs Coal Shipping

Domestic G&EM - Growth in Renewables Investments (&128;bn) Delivering Enel's strategy in renewables 2003-2005 2006-2010 Investments 800 1300 2003-2006 2007-2011 1.1 1.6 Domestic Generation & Energy Management 13 plants started up in 2006 44MW additional renewable capacity achieved in 2006 400MW of additional domestic capacity in 2007-2011

An ambitious plan built on solid projects Environment and innovation Domestic Generation & Energy Management Growth in renewables 1,500 MW in wind 100 MW in hydro 100 MW in geo Innovation projects Innovative solutions for renewable energy Energy efficiency and distributed generation Towards "zero emissions" and the hydrogen frontier &128; 3.3bn &128; 0.8bn

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Network Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

31 million end-users connected by 2011 Gas distributed (bcm) Electricity distributed (TWh) 2.9 million end-users connected by 2011 Evolution of electricity and gas Domestic Infrastructure & Network 2006 2011 251 263 2005 2008 255 277 2006-2011 CAGR 1.7% 3.9 4.2 3.7 5.0 2006-2011 CAGR 6.2% 2006 2011 2005 2008 Market share(1) Market share(2) 81% 81% 8% 11% Net of network losses, including self-generation Including gas for generation units

Excluding capex in AMM project Including third parties damages in according to new Italian Regulatory Authority rules Vs 2001 Results delivered: electricity 2001 2005 Efficiency - Cash cost (&128;/customer) 1,300&128;mn savings(3) per year 2002-2006 cumulated quality bonus >600&128;mn 2006 129 94 87 2001 2005 2006 Customer minutes lost (min/customer) (2) Quality of service premiums (M&128;) 128 63 51 -60% 32 118 164 Premium (M&128;) Minutes Lost -33% Domestic Infrastructure & Network (1)

Results delivered: gas 2002 2005 Efficiency - Cash cost (&128;/customer) 58 &128;mn savings(2) per year M&A and organic growth 2006 114 86 85 2002 2005 2006 1,722 1,984 2,023 +17% End-users (n/000) -25% Domestic Infrastructure & Network (1) Excluding capex in AMM project Vs 2002

Well on track with targets Vs 2001 Automatic Meter Management Remote readings and operations (mn) 142 175 AMM system diffusion in Italy 2 million meters sold in Italy to other utilities Italian de facto standard Installations and pilot tests in Spain, Netherlands, Russia and Romania 2004 2005 2006 13 96 0.9 3.5 5.7 2007 6.9 Remote operations Remote readings Domestic Infrastructure & Network

Growth in Gas Business Increase gas distributed in Italy Acquisitions of gas distribution Companies 300 New gas distribution licenses granted by tenders 200 New connections through network expansion and organic growth 350 2006 2008 2011 2,023 2,240 2,870 +42% End-users (n/000) Drivers for growth End-users in 2011 (n./000) Target Areas Domestic Infrastructure & Network

Work force management Real-time management of operating crews Optimization of field activities Integration of all staff activities IT systems optimization Opex reduction 180&128; mn by 2008(2) On the way to excellence: Zenith Project Power and gas integration Lean organization 20 M&128; opex reduction 20 M&128; opex reduction New organization shaped on processes Productivity alignment to internal best practices Increase of in sourcing 140 M&128; opex reduction(1) 140 M&128; opex reduction(1) Including opex reduction AMM (2) Vs. 2006 Domestic Infrastructure & Network

&128;1,400 mn of savings per year by 2011(2) Exluding capex in AMM project Vs 2001 Electric network cash-cost per customer 2006 2008 2011 87 87 83 Euros per customer Increase of network capex in order to invest in: network assets, innovation and systems Opex efficiency comparable to EU best practices Domestic Infrastructure & Network (1)

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Networks Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

Ready to launch a joint public tender offer Enel moves towards Endesa International activities 9.99% of share capital purchased on the market Share swap transaction underlying Endesa shares representing 14.98% of the company's share capital Agreement with Acciona

Agreement between Enel and Acciona International activities Equal representation in the BOD General assembly decision with voting 50% + 1 share 2/3 for certain "Reserved matters" (including governance of Endesa) Chairman appointed by Acciona Acciona and Enel equally represented in the BOD via Newco Chairman appointed by Acciona Casting vote on "ordinary course of business matters" CEO appointed by Enel Strategic, financial and operating decisions require the unanimous consent of both parties Co-management at two levels Newco Endesa

Hydro 2.8 GW CCGT 1.0 GW Coal 0.2 GW Oil&Gas 0.8 GW Cogeneration 0.2 GW Lat. America (2) Hydro 5.4 GW Wind 2.0 GW Other Renew. 0.4 GW Cogeneration 0.6 GW CCGT 1.6 GW Coal 7.0 GW Oil&Gas. 5.8 GW Nuclear(2) 3.4 GW Iberia Network & Sales Generation Hydro 1.0 GW Coal 1.0 GW CCGT 2.7 GW Oil&Gas 2.2 GW Italy Coal 2.5 GW France (1) Hydro 40 MW CCGT 80 MW Turkey (1) Cogeneration. 0.3 GW Poland (1) (1) 100% of Snet ( Endesa's share in Snet: 65%) (2) Endesa's share Endesa assets overview A well managed company with an international asset base Number of clients EE* 11.2 milion Lat. America Number of clients EE 12.2 milion Network EE* 297,133 km Number of clients Gas* 0.6 milion Network Gas* 2,874 km Iberia * Figures at 2005 International activities

Transaction benefits Strong contribution to industrial and financial growth Wider European footprint mitigates regulatory risk Potential for industrial synergies and combination of skills and best practices Scale benefits on procurement activities Best fit with Enel strategy EPS accretion International activities

A solid international player Central EU + Centrel + Italy South-Eastern EU Iberia Northern Pool International activities Enel's international strategy North America Latin America Growth in all technologies & upstream gas in Europe and Russia Growth in renewables worldwide

Market fundamentals Iberia International activities Attractive market size (~250 TWh) High demand growth (3.2% per year) M&A wave Progressive integration of Spain and Portugal Enel's current position Installed capacity: 2,427MW (of which 900MW in renewables) Generation market share: 2.3% Customers: 638,200 2006 EBITDA: &128;236m Growth Planned investments: New generation capacity by 2011: CCGT Wind and hydro Implementation of digital meter system by 2009 Potential Project: Potential business development in power generation (CCGT and wind) 2.5&128;bn investment in 2007-2011 (1) (1) Excluding Endesa

International activities

France and Belgium

Enel SpA
Investor Relations



Market fundamentals

- **Significant market size (~550 TWh)**
- **Decreasing reserve margins**
- **Price convergence with Germany**
- **Perspective integration with Germany and Benelux**

Enel's current position

- **MoU with EdF** to develop EPR[1)] nuclear projects
- **~ 5 TWh sold in 2006**
- **Acquisition of Erelis,** a wind development company (project portfolio up to 500 MW)
- **Enel France**: energy supplier
- **Partnership with Duferco**

Growth

- **Potential projects:**
  - **CCGTs and coal power plant**
  - **Renewables**
  - **Nuclear**

0.5€bn investment in 2007-2011

[1] European Pressurized Reactor

53

Enel
ENERGY IN TUNE WITH YOU.

International activities

South-Eastern Europe

Enel SpA
Investor Relations



Market fundamentals

- **Significant market size (~350 TWh)**
- **Demand growth potential**
- **Market tightness**
- **High interregional interconnectivity**
- **New capacity requirements**
- **Privatization and liberalization**

Enel's current position

Romania:

- Electricity distributed: 7.3TWh
- Market share in electricity: c.12%
- Customers: 1.4mn
- 2006 EBITDA: €102m

Bulgaria:

- Maritza East III stake increased to 73%: 561 MW net installed capacity
- 2006 EBITDA: €78m

Growth

Romania:

- Closing of acquisition of Muntenia Sud
- Organic investment planned for Banat and Dobrogea
- Potential project: nuclear, lignite, coal and wind

Bulgaria:

- Organic investment for the repowering of Maritza East III by 2011
- Potential project: nuclear, lignite, coal and wind

Balkans & Turkey:

- Potential projects in generation (lignite, coal, CCGT, renewables) and power distribution

5€bn investment in 2007-2011

54

Centrel International activities Enel's current position Slovakia: Net available capacity: ~6,440MW (1) Efficient production mix Total sales: 20TWh 2006 EBITDA: &128;389m (2) Growth Slovakia: Construction of 2 nuclear plants groups - EMO 3&4 Uprating of existing power thermal fleet (1) Of which 1,560 carve-out effect (2) Slovenske Elektrarne consolidated from 28th April 2006 Centrel: Potential opportunities in both thermal generation and privatization of vertically integrated groups Market fundamentals 2&128;bn investment in 2007-2011 High demand growth New capacity requirements Interconnections with continental Europe

International activities

Russia

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Investor Relations



Market fundamentals

- **Large market size (~1,000 TWh)**
- **High demand growth (4%)**
- **Needs for new capacity and plants rehabilitation**
- **Liberalization and privatization of thermal generation**
- **Significant gas reserves**

Enel's current position

- **NWTPP**: Management of a 900 MW CCGT plant near S. Petersburg
- **RusEnergoSbyt**: power sales 7.6 (1) TWh
- EBITDA 2006: €7m (1)

Growth

- **Development of our sales business**
- **Potential projects in power generation:**
  - Regional and national gencos privatizations
  - New thermal capacity
  - Nuclear: develop MoU with RosAtom

2€bn investment in 2007-2011

(1) Actual 2006 figure proportional to Enel stake and yearly competence (July- December 2006)

56

International activities

The Americas

Enel SpA
Investor Relations



Current renewables scenario

- **USA: Favourable regulatory framework**
- **Latin America: untapped resources potential**

Enel's current position

- **Only renewables**
- **Installed capacity: ~1,020MW of which:**
  - ~400MW in North America
  - ~620MW in Latin America (1)
- **EBITDA 2006: €107m**
- **In 2006 acquisition of:**
  - hydro capacity in Panama and Brazil
  - wind development companies in North America

Growth

Planned investments

- **580MW of new generation capacity, of which:**
  - 530MW in North America, wind
  - 50MW in Latin America, hydro

Further potential

- **USA:** mainly geothermal
- **Brazil:** hydro
- **Chile:** geo
- **Latin America:** other opportunities in various countries

1€bn investment in 2007-2011

(1) Including the full consolidation of Panama starting from 2007

57

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Networks Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

A large integrated European player Strategy: four clear priorities Retain our market leadership in Italy in a liberalising market Improve customer value through continued investment program and cost leadership Continue to invest in and grow our European energy and International renewables activities, organically and by acquisitions Continue to be a leader in innovation with focus to the environmental impact of power generation and distribution Strategy and targets

140 mil &128; 17% 18.6% Annual OPEX reduction 2007 vs 2005 EBITDA CAGR 2007 vs 2005 EBITDA 2007 - International (%) total ROACE 2007 >200 mil &128; ^3% 3.5% >10% 11.4% Progress on the old targets Strategy and targets stated target 2006 Well ahead in pursuing our targets

Annual OPEX reduction 05-08 (1) EBITDA CAGR 06-08 (1) (2) Dividends DPS to be paid in 2007 Ongoing DPS >Euro400mn 6% 29&128;c/share in June ^ 20&128;c/share in November ^ 49 &128;c/share New overall financial targets Strategy and targets A new story of growth and value (1) Excluding Endesa (2) Excluding the impact of the new regulatory period on distribution tariff

2006 Results Luigi Ferraris 2007-2011 plan Domestic Market Francesco Starace Domestic Generation & Energy Management Sandro Fontecedro Domestic Infrastructure & Networks Livio Gallo International activities Fulvio Conti Strategy and Targets Fulvio Conti Questions and Answers Annexes Agenda

Operational data: Enel's domestic G&EM division 2005 2006 Renewables 0.22 0.24 0.05 0.05 Coal 0.27 0.27 Gas CCGT 0.2 0.18 Oil&gas OCGT/ST 0.26 0.25 Domestic Net Production Mix Oil & Gas ST/OCGT Gas CCGT Coal Hydro Other renewables 112.1 (TWh) 103.9 (TWh) 2005 2006 Annexes

Operational data: Enel's international activities (2/2) 9M05 9M06 Renewables 0.308 0.26 Nuclear 0 0.39 Coal 0.61 0.34 oil & gas 0.08 0.012 International Production Mix Oil & Gas Coal Renewables Nuclear 13.6 (TWh) 27.5 (TWh) 2005 2006 1% Annexes

Annexes Income statement

Annexes From EBIT to EPS

Annexes Balance sheet

Non-recurring items (&128;mn) Annexes

EBIT by business area (&128;mn) 2005 2006 Other 193 512 Internazionale 307 519 I&N 2628 2589 GEM 2398 2197 Mercato 12 2 5,538 5,819 2005 +5.1% -1.5% -8.4% -83.3% 2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market Including intercompany adjustments International +69.1% +165.3% Annexes +281mn 12 2

Market Annexes

Generation & Energy Management Annexes

Infrastructure & Network Annexes

International activities Annexes

Annexes Services & Holding

Annexes Services & Holding - Continued

Capex by business area (&128;mn) 2005 2006 Other 109 84 International 299 467 N&I 1570 1459 G&EM 798 897 Market 53 56 2,829 2,963 2005 +4.7% -7.1% +12.4% +5.7% 2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding Market International +56.2% -22.9% Annexes +134mn

Annexes Debt structure Average debt maturity: 7 years and 7 months Average cost of debt: 4.6% (Fixed+hedged)/Total long-term debt: 84% (Fixed+hedged)/Total net debt: 80% Rating: S&P's = A+/A-1 negative; Moody's = Aa3/P-1 negative (1) Including both continuing and discontinued operations (2) Including current maturities of long-term debt (3) Including factoring receivables

Zenith Project Direct involvement of Group Top Management in BU and Staff functions Full Time Project Office to ensure tight control on delivery New international function created to facilitate best practice sharing 80+ improvement initiatives identified in Italy and abroad 300+ Group managers at work old new tot consenus 0 200 200 200 400 Previous Plan Further Objectives Total ZENITH Contribution OPEX Reduction 2008 vs 2005 (&128;mn) Key Facts Targets Annexes (1) (1) 600 &128;mn at 2005 value

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION ON ENEL'S 2006 FULL YEAR RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Massimiliano Bevignani: +39 8305 7023 Donatella Izzo: +39 06 83057449 Ijung Park: +39 06 83052062 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: March 28, 2007